Exhibit 16.1

August 17, 2023

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

We were previously principal accountants for CervoMed Inc., formerly known as Diffusion Pharmaceuticals Inc., (the Company) and, under the date of March 24, 2023, we reported on the consolidated financial statements of Diffusion Pharmaceuticals Inc. as of and for the years ended December 31, 2022 and 2021. On August 16, 2023, we were dismissed.

We have read the Company’s statements included under Item 4.01 of its Form 8-K dated August 15, 2023, and we agree with such statements except we are not in a position to agree or disagree with the Company’s statement that the dismissal of KPMG LLP was approved by the Audit Committee of the board of directors, and we are not in a position to agree or disagree with the Company‘s statements in Item 4.01(b).

Very truly yours,

/s/ KPMG LLP